FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of June 2007.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Make a Partial Amendment to Its Articles of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on June 18, 2007, in Kyoto, Japan

Nidec to Make a Partial Amendment to Its Articles of Incorporation

Nidec Corporation (the “Company”, NYSE: NJ) announces today that the Company will propose amendments (the “Amendments”) to part of its Articles of Incorporation at the 34th annual general meeting of shareholders to be held on June 22, 2007. The Company’s board of directors approved of the Amendments on April 25, 2007.

The proposed Amendments are intended to reflect the principal business purposes of the Company’s subsidiaries in Article 2 of the Company’s Articles of Incorporation.

The details are as follows:

(The underlined indicate the modified wordings)
Present Articles of Incorporation	Proposed Amendments

Chapter 1.  General Provisions

(Purpose)

Article 2.  The Company operates to run following businesses:

(1)

Manufacture and sales of electric machines and equipment

(2)

Manufacture and sales of various electronic components and mechanical components

Chapter 1.  General Provisions

(Purpose)

Article 2.  The Company operates to run following businesses :

(1)

Manufacture and sales of electric equipment, electric machines, electric devices and others

(2)

Manufacture and sales of electronic equipment,  various electronic components and others

(3)

Manufacture and sales of precision equipment, precision machines, related components and others

(4)

Manufacture and sales of optical equipment, optical machines, related components and others

(3)

Manufacture and sales of industrial robots and other factory automation equipment

(4)

Manufacture and sales of speed control equipment, craftwork equipment and measuring equipment

(5)

Manufacture and sales of forge rolling machines

(6)

Sales and manufacture of precision press products

(7)

Manufacture and sales of dies

(8)

Manufacture and sales of other machines and equipment

(9)

Agent business for damage insurance and business related to life insurance policy

(10)

Sales/purchase, lease, brokering and management of real estate

(11)

Sales of books, office supplies, educational equipment, educational materials and communication machines/equipment

(12)

Travel agent business and advertising business

(13)

Any business accompanying or related to items mentioned above

(5)

Manufacture and sales of industrial equipment,  industrial robots and others

(6)

Manufacture and sales of measuring equipment, control equipment, precision measuring equipment and others

(7)

Manufacture and sales of forge rolling machines, precision press products, dies and others

(8)

Manufacture and sales of components and others for cars and other transport equipment

(9)

Manufacture and sales of office equipment, communication machines/devices and others

(10)Manufacture and sales of medical equipment, medical machines/devices and others

(11)Manufacture and sales of production/assembly machines and others of semiconductors, integrated circuits, boards and micro circuits

(12)Manufacture and sales of various sensors, their applied products and others

(13)Manufacture and sales of other machines, equipment and components

(14)Development, sales and maintenance service of software and other information equipment

(15)Development, manufacture, sales and maintenance service of various visual and communication systems and others

(16)Agent business for damage insurance and life insurance policy business

(17)Sales/purchase, lease, brokering and management business of movable property and real estate

(18)Sales of books, educational materials and office supplies

(19)Travel agent business and advertising business

(20)Any business accompanying or related to items mentioned above

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